# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STANDARDAERO INC, CIK 0002025410
CUSIP: 85423L103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 6710 NORTH SCOTTSDALE ROAD, SUITE 250, SCOTTSDALE, Arizona (AZ), 85253
Date of event which requires filing of this statement: 01/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000080255

## Reporting persons
- T. Rowe Price Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 34,691,533; shared voting power 0; sole dispositive power 35,295,035; shared dispositive power 0; aggregate amount beneficially owned 35,295,101 (10.6% of the class)

## Item 1. Issuer
Name of issuer: STANDARDAERO INC
Address of issuer's principal executive offices: 6710 NORTH SCOTTSDALE ROAD, SUITE 250, SCOTTSDALE, AZ, 85253

## Item 2. Person Filing
Name of person filing: T. Rowe Price Associates, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 35295101
Percent of class: 10.6
Sole power to vote or to direct the vote: 34691533
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 35295035
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Associates, Inc.: Ellen York, Vice President (02/06/2026)